Exhibit 99.1

Date: 01/03/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LUNDIN MINING CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	26/03/2010
Record Date for Voting (if applicable) :	26/03/2010
Beneficial Ownership Determination Date:	26/03/2010
Meeting Date :	07/05/2010
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	550372106	CA5503721063

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for LUNDIN MINING CORPORATION